Exhibit 99.1

News Release
November 9, 2022

Turquoise Hill Announces Postponement of Special Meeting

MONTREAL -- (BUSINESS WIRE)  Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) today announced that the special committee of the Company’s independent directors (the “Special Committee”) has been working with Rio Tinto International Holdings Limited (“Rio Tinto”) to address the Special Committee’s concerns with respect to the differential treatment of the Company’s minority shareholders in connection with the Company’s proposed plan of arrangement with Rio Tinto (the “Arrangement”) as a result of the agreements entered into between Rio Tinto, Rio Tinto plc and certain shareholders of the Company related to Pentwater Capital Management LP and SailingStone Capital Partners LLC on November 1, 2022 (the “Agreements”), the details of which were described in the Company’s press release of November 2, 2022. In addition, the Company and Rio Tinto have been advised by the Autorité des marchés financiers (the “AMF”) that, in light of the announcement of the Agreements last week, the AMF considers the transaction as currently structured to raise public interest concerns.

The Special Committee has been engaged with Rio Tinto in order to address the differential treatment of minority shareholders resulting from the Agreements. In the event that terms are reached that satisfy the Special Committee’s concerns, the Company will provide shareholders with supplemental disclosure regarding such revised terms. In order to provide shareholders with sufficient time to consider such supplemental disclosure, the Company has determined to adjourn the special meeting of Turquoise Hill shareholders (the “Special Meeting”), currently scheduled for November 15, 2022 at 10:30 a.m. (Eastern time), to a date to be determined.

Questions

If you have any questions about voting your proxy and the information contained in this press release in connection with the Special Meeting of shareholders please contact our proxy solicitation agent and strategic shareholder advisor, Kingsdale Advisors, at 1-888-370-3955 (toll-free in North America), or by calling collect at 416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

About Turquoise Hill

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Forward-looking Statements and Forward-looking Information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the Arrangement, including the provision of supplemental disclosure to shareholders and the adjournment of the Special Meeting.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approvals (including the minority approval) and Court approval; the ability of the parties to agree to satisfactory terms to address the differential treatment of Minority Shareholders resulting from the Agreements and to satisfy the concerns of the AMF with respect to the public interest; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder approvals (including the minority approval) and Court approval, or the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included the “Risk Factors” section of the Company’s Management Proxy Circular dated September 27, 2022 (the “Circular”)  and in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”). Further information regarding these and other risks, uncertainties or factors included in Turquoise Hill’s filings with the Securities and Exchange Commission as well as the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and the Circular.

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Circular, the “Risk Factors” section of the Company’s Annual Information Form, the “Risks and Uncertainties” section of the Q2 2022 MD&A and the Schedule 13E-3 that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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